December 21, 2005

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W., Stop 4-5
Washington, DC 20549

Re: Ness Energy International, Inc. comment letter dated December 7, 2005. File No. 0-10301

Dear Mr. Schwall:

I appreciate your comments, and respect the demand the Sabres-Oxley Act has placed on you and your people. I appreciate any and all assistance your team is willing to provide to enhance the overall disclosure in our filings. We are responding to your comments in the order provided:

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Critical Accounting Policies, Page 18

1.
We note the expanded disclosure you have provided in response to prior comment number one included in our letter dated November 2, 2005 and prior comment number three included in out letter dated July 13, 2005. Please further expand your disclosure to address SAB 106 with respect to your accounting for asset retirement obligations related to assets that are accounted for under the full cost method. In this regard, explain in detail how the adoption of Statement 143 impacts your accounting for oil and gas operations and specifically address each way that your application of full cost accounting has changed as a result of adoption of statement 143. Note that your disclosures and discussions should include, but are not limited to, how your calculation of the ceiling test and depreciation, depletion, and amortization are affected by the adoption of Statement 143.

We appreciate your comment, and apologize for not making it clear the modifications made to the 10KSB for your comment. The following reflects additional changes made pursuant to the comments, and SAB 106:

Full Cost Method

We use the full cost method of accounting for our oil and gas activities. Under this method, all costs incurred in the acquisition, exploration and development of oil and gas properties are capitalized into the cost centers (the amortization base) that are established on a country-by-country basis. Such amounts include the cost of drilling and equipping productive wells, dry hole costs, lease acquisition costs and delay rentals. Costs associated with production and general corporate activities are expensed in the period incurred. The capitalized costs of our oil and gas properties, plus an estimate of our future development and abandonment costs, are amortized on a unit-of-production method based on our estimate of total proved reserves. Our financial position and results of operations would have been significantly different had we used the successful efforts method of accounting for our oil and gas activities.

Proved Oil and Gas Reserves

Our engineering estimates of proved oil and gas reserves directly impact financial accounting estimates, including depreciation, depletion and amortization expense and the full cost ceiling limitation. Proved oil and gas reserves are the estimated quantities of natural gas and crude oil reserves that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under period-end economic and operating conditions. The process of estimating quantities of proved reserves is very complex, requiring significant subjective decisions in the evaluation of all geological, engineering and economic data for each reservoir. The data for a given reservoir may change substantially over time as a result of numerous factors including additional development activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. Changes in oil and gas prices, operating costs and expected performance from a given reservoir also will result in revisions to the amount of our estimated proved reserves.

Depreciation, Depletion and Amortization

The quantities of estimated proved oil and gas reserves are a significant component of our calculation of depletion expense and revisions in such estimates may alter the rate of future expense. Holding all other factors constant, if reserves are revised upward, earnings would increase due to lower depletion expense. Likewise, if reserves are revised downward, earnings would decrease due to higher depletion expense or due to a ceiling test write-down.

Full Cost Ceiling Limitation

Under the full cost method, we are subject to quarterly calculations of a ceiling or limitation on the amount of our oil and gas properties that can be capitalized on our balance sheet. If the net capitalized costs of our oil and gas properties exceed the cost center ceiling, we are subject to a ceiling test write-down to the extent of such excess. If required, it would reduce earnings and impact stockholders’ equity in the period of occurrence and result in lower amortization expense in future periods. The discounted present value of our proved reserves is a major component of the ceiling calculation and represents the component that requires the most subjective judgments. However, the associated prices of oil and natural gas reserves that are included in the discounted present value of the reserves do not require judgment. The ceiling calculation dictates that prices and costs in effect as of the last day of the quarter are held constant. However, we may not be subject to a write-down if prices increase subsequent to the end of a quarter in which a write-down might otherwise be required. If natural gas and oil prices decline, even if for only a short period of time, or if we have downward revisions to our estimated proved reserves, it is possible that write-downs of our oil and gas properties could occur in the future.

Costs Withheld From Amortization

Unevaluated costs are excluded from our amortization base until we have evaluated the properties associated with these costs. The costs associated with unevaluated leasehold acreage and seismic data and wells currently drilling are initially excluded from our amortization base. Leasehold costs are either transferred to our amortization base with the costs of drilling a well on the lease or are assessed quarterly for possible impairment or reduction in value. Leasehold costs are transferred to our amortization base to the extent a reduction in value has occurred

In addition, a portion of incurred (if not previously included in the amortization base) and future development costs associated with qualifying major development projects may be temporarily excluded from amortization. To qualify, a project must require significant costs to ascertain the quantities of proved reserves attributable to the properties under development (e.g., the installation of an offshore production platform from which development wells are to be drilled). Incurred and future costs are allocated between completed and future work. Any temporarily excluded costs are included in the amortization base upon the earlier of when the associated reserves are determined to be proved or impairment is indicated.

Future Development and Abandonment Costs

Future development costs include costs incurred to obtain access to proved reserves such as drilling costs and the installation of production equipment. Future abandonment costs include costs to dismantle and relocate or dispose of our production platforms, gathering systems and related structures and restoration costs of land and seabed. We develop estimates of these costs for each of our properties based upon their geographic location, type of production structure, well depth, currently available procedures and ongoing consultations with construction and engineering consultants. Because these costs typically extend many years into the future, estimating these future costs is difficult and requires management to make judgments that are subject to future revisions based upon numerous factors, including changing technology and the political and regulatory environment. We review our assumptions and estimates of future development and future abandonment costs on an annual basis.

The accounting for future abandonment costs changed on January 1, 2003 with the adoption of SFAS No. 143. This new standard requires that a liability for the discounted fair value of an asset retirement obligation be recorded in the period in which it is incurred and the corresponding cost capitalized by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. If the liability is settled for an amount other than the recorded amount, a gain or loss is recognized.

Holding all other factors constant, if our estimate of future abandonment and development costs is revised upward, earnings would decrease due to higher DD&A expense. Likewise, if these estimates are revised downward, earnings would increase due to lower DD&A expense.

Consolidated Statements of Cash Flows, page F-5

2.
We note your response to prior comment three that the increase is a component of non-cash operating assets, and therefore reflected as part of cash flows from operations. It appears from the tabular presentation in Note 7 of your financial statements that the amount represents a revision during 2004 of your estimate of the asset retirement obligation. Please indicate whether the amount included in your statement of cash flows represents this revision. If so, please remove the related amounts from your statement of cash flows and appropriately report the related amounts as non-cash activity.

We have corrected this item as would be more appropriate as a reduction in the capital expenditures, as this would be reflected on the increase in the Asset Retirement Obligation.

Securities Issued for Property and Services

3.
We reviewed your response to prior comment number four and do not believe you have addressed our comment. We, therefore, reissue prior comment number four. In this regard, note that you disclose at page F-10 that you account for the shares of common stock for services under SFAS 123. However, you disclose at page 6 that you account for share-based payments to employees, vendors or outside consultants/contractors using APB No. 25.

We noted your comment and revised the disclosure on F-10 and page 6.

The Company accounts for issuances of its shares of common stock for services under the fair value method. For shares issued for services, the fair market value of the Company’s common stock on the date of stock issuance is used. The Company has adopted Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation. The statement  requires stock-based compensation transactions to be accounted for based on the fair value of the services rendered, property received, or the fair value of the equity instruments issued, whichever is more reliably measurable. The fair value method generally recognizes expense to the extent of the fair market value for the shares exchanged, after taking into account various factors , such as but not limited to, the volatility, transferability, and market conditions, that existed at the grant date. The Company does not currently differentiate between employee and non-employee recipients of these stock transactions. Accordingly, the adoption of SFAS 123(R)'s fair value method may or may not have a significant impact on the consolidated results of operations, although it will have no impact on the Company’s overall financial position. The impact of adopting SFAS 123(R) in future periods will depend on levels of share-based payments granted in the future. This requirement is expected to reduce net operating cash flows and increase net financing cash flows in periods after adoption.

As Ness Energy International, Inc. has been a dynamic company, and continues to grow, they continue to improve their reporting systems. We appreciate the comments by the Securities Exchange Commission. We have examined all the points and have responded. As you are aware their were multiple amendments, in an attempt to acclimate an entirely new team, into an accommodation of increased accuracy and transparency. Although, the comments are very well made, Ness Energy does not believe an amended 10KSB is warranted.

Should you have any questions, comments, or correspondence, please do not hesitate to contact me.

Sincerely,

JF Hoover, CFO
Ness Energy International, Inc.